SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

USCB Financial Holdings, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

90355N10

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners II, L.P. Four Radnor Corporate Center Suite 210 Radnor, Pennsylvania 19087 (215) 399-4650	Copies to: Philip Ross Bevan, Esq. Kenneth B. Tabach, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90355N10	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,398,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,398,637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90355N10	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,087,272
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,087,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90355N10	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90355N10	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 90355N10	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 11,500
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90355N10	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90355N10	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90355N10	13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90355N10	13D	Page 10 of 15 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Class A common stock, par value $1.00 per share (“Class A Common Stock”), of USCB Financial Holdings, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2301 N.W. 87th Avenue, Miami, Florida 33172.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a) - (c) The following are members of the Patriot Financial Group II:

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);
•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Patriot Funds”);
•	Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP II”);
•	Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot GP II (“Patriot II LLC”);
•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch, each of whom serve as general partners of the Funds and Patriot GP II and are members of Patriot II LLC; and
•	James F. Deutsch, who is a member of the Patriot Funds’ Investment Committee.

The Patriot Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP II is to serve as the general partner of and to manage the Patriot Funds. The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Patriot Funds, Patriot GP II and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Four Radnor Corporate Center, Suite 210,100 Matsonford Road, Radnor, PA 19087.

(d) During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

CUSIP No. 90355N10	13D	Page 11 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On December 30, 2021, U.S. Century Bank, a Florida state-chartered bank (the “Bank”) completed its reorganization to the holding company form of ownership (the “Reorganization). On such date, the Company acquired all of the issued and outstanding shares of the Class A voting common stock, par value $1.00 per share of the Bank (the “Bank Class A Common Stock”), in a share exchange whereby each issued and outstanding share of Bank Class A Common Stock was converted into and exchanged for one share of the Company’s Class A Common Stock and the Bank became a subsidiary of the Company.

Patriot Fund II owned 3,398,637 shares of Bank Class A Common Stock that were exchanged for 3,398,637 shares of Class A Common Stock in the Reorganization and Patriot Parallel II owned 1,087,272 shares of Bank Class A Common Stock that were exchanged for 1,087,272 shares of Class A Common Stock in the Reorganization.

As a director of the Bank, Mr. Wycoff was granted and held options to purchase 11,500 shares of Bank Class A Common Stock, which were exchanged for options to purchase 11,500 shares of Class A Common Stock of the Company in the Reorganization.

Item 4.	Purpose of Transaction

The Patriot Funds acquired the Class A Common Stock reported herein for investment purposes and the acquisition of shares of Class A Common Stock was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. Subject to applicable federal and state securities laws, Patriot Financial Group II may dispose of shares of the Class A Common Stock from time to time, subject to market conditions and other investment considerations, and may cause shares of the Class A Common Stock to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group II may directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exercisable for or convertible into Class A Common Stock, depending upon an ongoing evaluation of its investment in the Class A Common Stock and securities exercisable for or convertible into Class A Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group II and/or investment considerations.

Other than as described in this Item 4, each member of the Patriot Financial Group II has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each member of the Patriot Financial Group II reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

CUSIP No. 90355N10	13D	Page 12 of 15 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Entity	Amount Beneficially Owned	Percent of Class(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Patriot Fund II	3,398,637	17.0%	0	3,398,637	0	3,398,637
Patriot Parallel Fund II	1,087,272	5.4	0	1,087,272	0	1,087,272
Patriot GP II(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
Patriot II LLC(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
W. Kirk Wycoff(1)	4,497,409	22.5	11,500	4,485,909	11,500	4,485,909
Ira M. Lubert(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
James J. Lynch(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
James F. Deutsch(1)	4,485,909	22.4	0	4,485,909	0	4,485,909

(1)	Each of Patriot II GP, Patriot II LLC, Mr. Wycoff, Mr. Lubert, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the voting common stock owned by the Patriot Funds, except to the extent of its or his pecuniary interest therein.

(2)	This calculation is based on 19,991,753 shares of Class A Common Stock of the Company outstanding as of December 30, 2021 following the Reorganization (20,003,253 shares of Class A Common Stock in the case of Mr. Wycoff assuming his options to purchase Class A Common Stock were exercised).

(c) No members of the Patriot Financial Group II had any transactions in the Class A Common Stock (or securities convertible into Class A Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Schedule 13D.

(d) Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Side Letter Agreement

On December 30, 2021, in connection with the Reorganization, the Company entered into a side letter agreement (the “Side Letter Agreement”) with Priam Capital Fund II, LP ("Priam") and the Patriot Funds (each a “Large Investor” and collectively referred to herein as the “Large Investors”), applying the investor rights that the Large Investors had immediately prior to the Reorganization to the Company, in substantially similar form as previously set forth in an Amended and Restated Investment Agreement, dated February 19, 2015 (the "Investment Agreement"), between the Bank and the Large Investors that was entered into in connection with the Bank’s recapitalization (the “2015 Recapitalization”).

CUSIP No. 90355N10	13D	Page 13 of 15 Pages

The Side Letter Agreement requires the Company to maintain its Board of Directors at no less than five nor more than seven directors, and requires the Company to cause one person nominated by each Large Investor to be elected or appointed to the Board, including filling any vacancy (the “Board Representative”), subject to satisfaction of all legal and governance requirements regarding such Board Representative’s service as a director, with such Board Representative rights to last as long as each Large Investor beneficially owns shares of the Company’s common stock representing 50% or more of the common shares purchased by the Large Investor in the 2015 Recapitalization, as adjusted from time to time as a result of changes in capitalization, as well as the power to designate a Board observer to attend meetings in a nonvoting capacity in the event any applicable Board Representative is unable to attend such meetings or if the Large Investor does not have a Board Representative on the Board on the date of any meeting. During the period during which a Large Investor is entitled to the various corporate governance rights described above, the Large Investor will have essentially the same rights with respect to the Bank consistent with the terms of the Investment Agreement.

The Side Letter Agreement provides each Large Investor (or affiliate) with matching stock rights for so long as each Large Investor beneficially owns shares of the Company’s common stock representing 50% or more of the common shares purchased by the Large Investor in the 2015 Recapitalization, as adjusted from time to time as a result of changes in capitalization. The matching stock rights permit each Large Investor to purchase new equity securities offered by the Company for the same price and on the same terms are proposed to be offered by others, subject to specified exceptions, procedural requirements and compliance with applicable bank regulatory ownership requirements as further described in the Side Letter. The Side Letter Agreement also provides customary information rights to the Large Investors.

The above summary of the Side Letter Agreement is qualified in its entirety by reference to the Side Letter Agreement, which is included as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Assignment and Assumption of Registration Rights

On December 30, 2021, the Company and the Bank entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), pursuant to which the Company assumed all of the Bank’s obligations under a Registration Rights Agreement, dated March 17, 2015 (the “Registration Rights Agreement”), between the Bank, the Large Investors and certain other former shareholders of the Bank who are now shareholders of the Company. The Registration Rights Agreement, as assumed by the Company, included certain demand registration rights for one or both of the Large Investors to effect a registration of all or part of their respective shares of Class A Common Stock of the Company or its equivalents, which rights were exercisable at any time after the fifth anniversary of the Registration Rights Agreement or March 17, 2020. The Registration Rights Agreement also provides the shareholders that are a party to the agreement with certain “piggyback” registration rights, allowing such shareholders to have their registerable securities included as part of any registration statement the Company may file other than pursuant to the demand registrations described above. The piggyback registration rights are subject to accepting the terms of any underwriting applicable to the offering as agreed upon between the Company and the underwriters that are selected for such offering. In addition, the number of registerable shares that the Large Investors and the other shareholders may include in any such public offering is subject to reduction of up to all of their respective registerable shares if the inclusion of such shares in the offering would materially and adversely affect such offering as determined in good faith by the managing underwriter.

CUSIP No. 90355N10	13D	Page 14 of 15 Pages

The above summary of the Assignment and Assumption Agreement and the related Registration Rights Agreement are qualified in their entirety by reference to the Assignment and Assumption Agreement and the Registration Rights Agreement, which are included as Exhibits 3 and 4 respectively, to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

No.	Exhibit
1	Joint Filing Agreement, dated as of January 6, 2022, by and among Patriot Financial Partners II LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners GP II, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.
2	Side Letter Agreement, dated December 30, 2021, between USCB Financial Holdings, Inc., U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.*
3	Registration Rights Agreement, dated March 17, 2015, between U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., and certain other shareholders of U.S. Century Bank.*
4	Assignment and Assumption of Agreement, dated December 30, 2021, between U.S. Century Bank and USCB Financial Holdings, Inc.*

*	Incorporated by reference from the Current Report on Form 8-K12B filed by USCB Financial Holdings, Inc. with the SEC on December 30, 2021.

CUSIP No. 90355N10	13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 6, 2022

PATRIOT FINANCIAL PARTNERS II, L.P.

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, member

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff

	By:	/s/Ira M. Lubert
Ira M. Lubert

	By:	/s/James J. Lynch
James J. Lynch

	By:	/s/James F. Deutsch
James F. Deutsch

EXHIBIT INDEX

No.	Exhibit
1	Joint Filing Agreement, dated as of January 6, 2022, by and among Patriot Financial Partners II LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners GP II, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.
2	Side Letter Agreement, dated December 30, 2021, between USCB Financial Holdings, Inc., U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.*
3	Registration Rights Agreement, dated March 17, 2015, between U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., and certain other shareholders of U.S. Century Bank.*
4	Assignment and Assumption of Agreement, dated December 30, 2021, between U.S. Century Bank and USCB Financial Holdings, Inc.*

*	Incorporated by reference from the Current Report on Form 8-K12B filed by USCB Financial Holdings, Inc. with the SEC on December 30, 2021.